UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SMEDVIG asa

(Name of Subject Company)

SMEDVIG asa

(Name of Person Filing Statement)

Class A Ordinary Shares, nominal value NOK 10.00 per share

Class A American Depositary Shares, each representing One Class A Ordinary Share

Class B Ordinary Shares, nominal value NOK 10.00 per share

Class B American Depositary Shares, each representing One Class B Ordinary Share

(Title of Class of Securities)

4564665

83169H105

4587189

83169H204

(CUSIP Number of Class of Securities)

Alf C. Thorkildsen

Chief Financial Officer of Smedvig asa

Finnestadveien 28, P.O. Box 110

N-4001 Stavanger

+47 (51) 50 99 00

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person filing statement)

With a Copy to:

Garth W. Bray

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN, England

+44 (20) 7959-8900

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement initially filed on March 17, 2006 (as amended by this Amendment No. 1, the “Statement”) with the Securities and Exchange Commission (the “SEC”) by Smedvig asa (“Smedvig”) relating to the tender offer dated March 6, 2006 by SeaDrill Limited, a Bermuda limited company (“SeaDrill”), to purchase any and all outstanding Class A Ordinary Shares, 10.00 Norwegian kroner (“NOK”) nominal value per share (the “Class A Shares”), Class A American Depositary Shares, each representing one Class A Ordinary Share (the “Class A ADSs”), Class B Ordinary Shares, nominal value NOK 10.00 per share (the “Class B Shares”) and Class B American Depositary Shares, each representing one Class B Ordinary Share (the “Class B ADSs”), of Smedvig from shareholders who are U.S. residents, at a price of NOK 205 per Class A Share and per Class A ADS, net to the seller in cash, without interest, and NOK 165 per Class B Share and per Class B ADS, net to the seller in cash without interest (together, the “Offer Price”) (the “SeaDrill Offer”). The information provided in this paragraph with respect to the SeaDrill Offer is derived in its entirety from SeaDrill’s Tender Offer Statement on Schedule TO, dated March 6, 2006, as filed by SeaDrill with the SEC.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information contained in Item 3 of the Statement under the caption “Executive Officers, Directors or Affiliates of Smedvig” is hereby amended and supplemented by substituting the following in lieu of the last two paragraphs:

With the exception of 4,000 Class B Shares owned by Managing Director of the Tender Rig division Ståle Rød, any Shares owned by our executive officers, directors or affiliates were tendered into the Voluntary Offer. Mr. Rød has since tendered his 4,000 Class B Shares into the SeaDrill Global Offer. Please see Item 6 – “Interest in Securities of the Subject Company” for a detailed description.

SeaDrill’s acquisition of the majority of Shares in Smedvig triggered certain provisions in Smedvig’s option program for senior management and certain key employees. As of March 6, 2006 management and these key employees agreed to the termination of the option program and exercised their right to receive an alternative cash payment, waiving their rights to acquire Class B Shares at a predetermined option strike price. The number of Class B Shares subject to waived options was 1,385,000. The alternative cash payment received by management and key employees upon termination of the option program was NOK 138 million (approx. US$ 21 million). As a consequence, all option programs for senior management and certain key employees in Smedvig have ceased.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

The information contained in Item 4 of the Statement is hereby amended and replaced in its entirety by the following:

As discussed in item 6 below, on December 23, 2005, the US-based drilling company Noble Corporation announced completion of the acquisition of 21,095,600 Class A Shares and 2,501,374 Class B Shares of Smedvig ASA for an aggregate purchase price of NOK 4,594,326,100 from Peter T. Smedvig and family. The acquired Shares represent approximately 39.2 percent of Smedvig’s Class A Shares and 8.9 percent of Smedvig’s Class B Shares. Smedvig understands the decision of the Smedvig family to sell its shares to Noble Corporation was a personal decision reached by individuals. Based on published press reports, Smedvig family individuals had deemed the price offered by Noble Corporation reasonable, and had entered into the transaction based on an intent to diversify family assets, which prior to the sale to Noble had to a large extent consisted of direct and indirect shareholdings in Smedvig ASA.

Concurrently with the U.S. offer by SeaDrill described in the Tender Offer Statement, SeaDrill launched the SeaDrill Global Offer outside the United States under Norwegian law on March 6, 2006. The SeaDrill Global Offer is a follow-up of an offer launched by SeaDrill on January 9, 2006 to all non-U.S. shareholders of Smedvig to acquire all outstanding Smedvig shares (the “Voluntary Offer”). As required by Norwegian law, the Board of Directors of Smedvig evaluated the Voluntary Offer and issued a statement on January 11, 2006 (the “January Statement”). A copy of the January Statement is attached hereto as exhibit 99.A(II) and incorporated by reference. At the time of the January Statement, the Board of Directors consisted of Peter T. Smedvig, Raymond De Smedt, Siri B. Hatlen, Andrew C. Salvesen and J. Larry Nichols.

As stated in Item 6 below, on January 9, 2006 Smedvig accepted the Voluntary Offer for its 1,025,000 treasury Class A Shares for a price of NOK 205 per share. Smedvig intended by tendering the Class A Shares to encourage a process where all shareholders within a reasonable time period would be presented with an offer for their shares. Smedvig therefore accepted the conditional offer to sell to SeaDrill Limited 1,025,000 of Class A Shares, on the basis that the Voluntary Offer would be completed and all shareholders would then receive a mandatory offer for the shares. As stated in SeaDrill’s Schedule TO, the Voluntary Offer was conditional upon SeaDrill receiving acceptances for Class A Shares representing more than 50% of the voting power in Smedvig.

In addition, Smedvig notes that Noble Corporation after acquiring the majority of the Smedvig family’s shares in the Company in December 2005 had not made an offer for all shares in Smedvig, and Smedvig determined it to be in the best interest of Smedvig shareholders to encourage an alternative acquirer to bid for all the shares in Smedvig in order to either increase any potential offer price or accelerate an offer for all shares by Noble Corporation.

Following the end of the acceptance period for the Voluntary Offer on January 20, 2006 SeaDrill announced it had acquired Shares constituting 53.1% of Smedvig’s total share capital and 51.9% of Smedvig’s total voting power. The transaction was effected on January 20, 2006.On February 16, 2006, following an extraordinary general meeting of Smedvig shareholders, a new Board of Directors was elected, consisting of John Fredriksen, Tor Olav Trøim, Kate Blankenship, Per Kumle and Siri B. Hatlen. Messrs. Fredriksen and Trøim and Ms. Blankenship are also members of the Board of Directors of SeaDrill.

As a result of the relationship between Messrs. Fredriksen and Trøim and Ms. Blankenship and SeaDrill, the Board delegated to an independent committee consisting of Ms. Hatlen and Mr. Kumle (the “Independent Committee”) the authority to review, consider and make a recommendation to shareholders regarding the SeaDrill Offer and the SeaDrill Global Offer (the “Offer”) that were made in March 2006.

The Independent Committee notes that the price and other terms of the SeaDrill Global Offer are similar to the price and other terms of the Voluntary Offer, which was duly covered by the January Statement. As described in the January Statement, the Board of Directors was assisted by the financial advisor Enskilda Securities ASA in its assessment of the Voluntary Offer. As part of its evaluation of the Offer, the Independent Committee has received a valuation update from Enskilda Securities ASA which confirms its January findings.

However, the Independent Committee determined that in the circumstances it would be appropriate to remain neutral with respect to the Offer and advise shareholders to make their own decision as to whether and to what extent to tender into the Offer based on the facts that following the completion of the Voluntary Offer (i) SeaDrill had acquired the majority of Smedvig’s voting power, and (ii) virtually an entire new Board of Directors had been elected, with only one member remaining from the prior Board.

None of the members of the Independent Committee own Shares in Smedvig. The Chief Executive Officer Kjell E. Jacobsen did hold Shares in Smedvig, but accepted the Voluntary Offer with respect to these Shares in accordance with his intent as described in the January Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMEDVIG asa

Date: April 3, 2006	By:	/S/ ALF C. THORKILDSEN
Alf C. Thorkildsen Chief Financial Officer